Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. UPDATES NORMAL COURSE ISSUER BID

TORONTO, ONTARIO – December 23, 2011 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) (the “Company”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to increase the number of common shares for repurchase under the Company’s existing normal course issuer bid (“NCIB”) that was announced on August 17, 2011.

Under the amended NCIB, up to 7,500,000 common shares (representing approximately 6.3% of the total public float on August 9, 2011) may be repurchased in open market transactions on the TSX, the New York Stock Exchange and/or alternative trading systems by August 18, 2012. The increase of 3,500,000 shares to the Company’s NCIB is pursuant to the authorization received from the Company’s Board of Directors to increase and extend the Company’s share repurchase program, which was announced in a press release on December 19, 2011. As of December 21, 2011, approximately 2.59 million common shares have been purchased at a total cost of US$54.2 million under the NCIB.

In accordance with TSX rules, any daily repurchases would be limited to a maximum of 47,833 shares, which represents 25% of the average daily trading volume on the TSX of 191,332 common shares for the six months ended July 31, 2011. The TSX rules also allow the Company to purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit.  On December 21, 2011, there were 118,314,651 Company common shares outstanding and the public float calculated in accordance with TSX rules was 117,442,312 common shares.  Any shares that are repurchased pursuant to the NCIB will be cancelled.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest in growth capital. There can be no assurance as to the precise number of shares that will be repurchased. The Company may discontinue purchases at any time, subject to compliance with applicable regulatory requirements.

From time to time, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com